Exhibit (a)(10)

HENNEFER & WOOD
JAMES A. HENNEFER (SBN 059490)
JOSEPH WOOD (SBN 103596)
425 California Street, 19th Floor
San Francisco, CA 94104-2296
Telephone:	(415) 421-6100
Facsimile:	(415) 421-1815

BLECHER & COLLINS, P.C.
MAXWELL M. BLECHER (SBN 026202)
JAMES ROBERT NOBLIN (SBN 114442)
611 West Sixth Street, 20th Floor
Los Angeles, California 90017-3120
Telephone:	(213) 622-4222
Facsimile:	(213) 622-1656

Attorneys for Plaintiffs

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SANTA CLARA

UNLIMITED CIVIL JURISDICTION

REBECCA PROCTOR, REX BROOKS,	)	CASE NO. 411392
JOHN DONOVAN, ROBERT NEEDLES	)
et al. on behalf of Siliconix, Inc., themselves	)	CLASS ACTION
and on behalf of all minority shareholders of	)
Siliconix, Inc., similarly situated.	)	FIRST AMENDED COMPLAINT
)
Plaintiffs,	)	FOR DAMAGES AND INJUNCTIVE
	)	RELIEF
vs.	)
	)	Shareholders’ Derivative Action
VISHAY INTERTECHNOLOGY, INC.;	)
VISHAY TEMIC SEMICONDUCTOR	)	Breach of Fiduciary Duty and Corporate
ACQUISITION HOLDINGS	)	Waste
CORPORATION; SILICONIX, INC.;	)
ERNST & YOUNG; FELIX D. ZANDMAN	)
and DOE 1 through DOE 20, inclusive,	)
)
Defendants.	)
)
)
)
)

First Amended Complaint

Proctor v. Vishay Intertechnology, Inc. et al

Case No. 411392

i

TABLE OF CONTENTS

I.	NATURE OF THE ACTION
II.	PARTIES
	A.	Introduction and Background of the Principal Parties
	B.	Defendants
		1.	Vishay Intertechnology, Inc. (“Vishay”)
		2.	Vishay TEMIC Semiconductor Acquisition Holdings Corp. (“VTSAHC”)
		3.	Accountants for Vishay and Siliconix - Ernst & Young (“Ernst & Young”)
		4.	CEO/Controlling Shareholder of Vishay, Felix D. Zandman (“Zandman”)
		5.	Derivative Defendant - Siliconix incorporated (“Siliconix”)
		6.	Fictitiously Named Defendants
	C.	Plaintiffs
		1.	Plaintiff Minority Shareholders of Siliconix
III.	JURISDICTION AND VENUE
IV.	FACTS COMMON TO ALL ALLEGATIONS
	A.	History of Siliconix
		1.	Siliconix’s Products
		2.	Siliconix Sales Growth Through Innovation and Foresight
			a.	Siliconix Research and Development — MOSFETs and Trench Technology
			b.	Siliconix Expanded into China, Asia and Japan in the 1980’s
			c.	Installation of SAP Software System by Siliconix
	B.	History of Vishay
		1.	Vishay’s Products as of 1997
		2.	Vishay’s Sales Increased Through Acquisitions
		3.	Vishay Used Its Acquisition Scheme to Enter the Active Component (Semiconductor) Business
			a.	Vishay’s Acquisition of 100% of Telefunken, Matra and Dialogue
			b.	Vishay’s Acquisition of 80.4% of Siliconix
			c.	Vishay Unsuccessfully Tried to Acquire 100% of Siliconix in 2001
			d.	Vishay’s Treatment of Siliconix as Though Siliconix Were a 100% Owned Subsidiary
	C.	Vishay Issued $550 Million in Convertible LYON Bonds — Deferring Interest

	D.	Financial Problems for Vishay in 2001 and 2002 - Used Siliconix Assets
	E.	Vishay’s Acquisition of BCcomponents Holdings B.V. - December 16, 2002
	F.	Vishay Had Serious Liquidity Problems in 2002 - 2004 – Used Siliconix Assets Again
	G.	Both S & P and Moody’s Downgrade Vishay’s Credit in Early 2003 – Moody’s Gave Vishay Bonds “Junk Bond” Status
	H.	Vishay Added to Debt with $500 Million in Convertible Bonds and $400 Million Credit Line – July 31, 2003 – Conflicts of Interest with Siliconix
	I.	Vishay May Be Required to Redeem Approximately $110 Million in Convertible Bonds -June 4, 2006
	J.	Vishay Is Committed to Purchase Hundreds of Millions of Dollars of Tantalum at above Market Rates Through 2006
	K.	Moody’s Assigned Vishay “Speculative Grade Liquidity” Rating –September 27, 2004
	L.	Vishay Has Used Siliconix’s Assets and Financial Resources for Vishay’s Acquisitions and Financial Crises in the Past and Threatens to in the Future
		1.	Vishay Made Siliconix Liable under Vishay’s Credit Lines – 1999
		2.	Vishay Forced Siliconix To Give Vishay a $75 Million Credit Line–1999
		3.	Vishay Forced Siliconix to Give Vishay a $100 Million Credit Line – 2003-2005
		4.	Vishay Pledged Siliconix Accounts Receivable Being Collected by 100% Vishay Subsidiary – 2003-2005
V.	ALLEGATIONS OF VISHAY’S MISCONDUCT APPLICABLE TO ALL CAUSES OF ACTION
	A.	Vishay Misappropriated Siliconix Sales Subsidiaries for Itself, Took Siliconix Profits from These for Itself, and Overcharged Siliconix for Using the Subsidiaries
	B.	Vishay Took Siliconix’s SAP Software System Without Compensation for Siliconix
	C.	Vishay Used Siliconix’s Assets as Security for Vishay’s Loans Without Compensation to Siliconix
	D.	Vishay Misappropriated Siliconix’s Identity
	E.	Vishay Misappropriated Siliconix Testing Equipment and Located it in Israel to Benefit Vishay
	F.	Vishay Used Siliconix to Save Vishay’s Israeli Credits
	G.	Vishay Misused Siliconix Patents to Help it Acquire General Semiconductor
	H.	Vishay’s CEO Zandman Misappropriated Siliconix’s Patents

FIRST CAUSE OF ACTION
(Shareholder’s Derivative Action)
(Breach of Fiduciary Duty; Waste of Corporate Assets)
SECOND CAUSE OF ACTION
(Class Action)
(Breach of Fiduciary Duty)
A. Class Action Allegations
PRAYER FOR RELIEF

EXHIBITS

Exhibit A	Chart: Siliconix Commissions Received from or Paid to Sales Subsidiaries Misappropriated by Vishay – 1997 – 2003

Exhibit B

Siliconix, Inc. v. General Semiconductor, Inc., United States District Court, Northern District of California – San Jose Division, Case No. C-01-20383 RMW “Answer and Counterclaims of Defendant General Semiconductor, Inc.” filed July 2, 2001

Exhibit C	Letters from Minority Shareholders of Siliconix to Board of Directors and Responses

Exhibit D	Shareholder Proposal by Minority Shareholders of Siliconix, dated January 9, 2004

v

I. NATURE OF THE ACTION

1.             During the period from March 2, 1998 through the present, defendants Vishay Intertechnology, Inc. (“Vishay”) and Felix D. Zandman, (“Zandman”), with other defendants, engaged in fraudulent and deceptive schemes to divert assets from Siliconix Incorporated (“Siliconix”). Siliconix is a public company, founded in Santa Clara in 1962, that designs, manufactures and markets active electronic components. The schemes of defendants were intentionally concealed from Siliconix’s publicshareholders like plaintiff Rebecca Proctor (“Proctor”), Rex Brooks (“Brooks”), John Donovan (“Donovan”) and Robert Needles (“Needles”).

2.             Vishay has used and continues to use Siliconix assets to promote its own interests and to protect the position of Vishay’s controlling shareholder, Zandman. Vishay has misappropriated Siliconix cash, credit, patents, subsidiaries, equipment, personnel, accounting systems and even Siliconix’s separate identity by making Siliconix use the name Vishay.

3.             This action is brought: a) to compensate Siliconix in damages for its assets and financial resources misappropriated by Vishay and Vishay’s agents; b) to recover damages for and to protect the rights, interests and equity of plaintiffs and some five hundred forty four (544) other minority shareholders of Siliconix; and, c) by injunction, to restore the integrity of Siliconix as an independent enterprise and to protect Siliconix from further misappropriation of its assets and financial resources by Vishay and Vishay’s agents.

4.             The relief sought in this action would ensure that Siliconix is operated and managed for the benefit of all shareholders — not just for its majority shareholder, Vishay, and for Vishay’s controlling interests, including Zandman. It would prevent further looting of Siliconix.

5.             Since Vishay acquired a majority interest (80.4%) in Siliconix, in 1998, but was thereafter unsuccessful in its attempts to acquire 100% of Siliconix, Vishay has nevertheless unlawfully treated Siliconix as though it were the owner of 100% of Siliconix shares. Vishay has systematically misappropriated Siliconix assets and wrongfully used Siliconix financial resources in the past and up to the date of this first amended complaint. Vishay threatens to do so in the future. Vishay’s conduct constitutes an abuse of trust and fraud through sophisticated, but wholly unlawful means.

6.             Vishay has committed the following unlawful acts, inter alia: (a) borrowed Siliconix’s cash, at a fraction of market-rate interest, subordinated the loans to “junk” bonds and provided no security for the loans; (b) pledged Siliconix credit and cash for lines of credit which at times totaled $1.1 billion and which were solely for Vishay’s benefit; (c) tied up Siliconix assets and prevented needed expansion of Siliconix production capacity; (d) limited Siliconix’s ability to pay dividends as a part of loan covenants (despite Siliconix large earnings and cash reserves); (e) transferred Siliconix subsidiaries, equipment, software systems, patents, personnel and other assets to Vishay, solely for Vishay’s benefit and with little or no compensation to Siliconix; (f) forced Siliconix to sue General Semiconductor for patent infringement so that Vishay could acquire General Semiconductor at a large discount favorable to Vishay, with no compensation to Siliconix; (g) transferred charges and overhead of Vishay to Siliconix through a series of schemes to inflate Vishay’s cash flow and to depress Siliconix’s profits; and (h) prevented Siliconix from expanding.

7.             Through some of these unlawful actions Vishay tried to depress the price of Siliconix stock and to enhance the value of Vishay stock, in order to facilitate buying cheaply, with Vishay stock, the remaining 19.6% of Siliconix stock that Vishay does not own, so that Vishay could own 100% of Siliconix.

8.             A review of Vishay’s financial crises from the time it acquired Siliconix on March 2, 1998, to date (as set out at paragraphs 70 through 91, below) shows how and why Vishay used the assets and financial resources of Siliconix to save itself financially, even though, failing to acquire 100% of Siliconix, it could not legally use such assets and financial resources. Again and again from 1998 through 2004 Vishay misappropriated Siliconix’s assets and used Siliconix’s financial resources to prop up Vishay’s failing finances (as set out at paragraphs 92 through 125, below). Vishay is in even worse financial straits now than in prior years and is continuing to misappropriate Siliconix’s assets and financial resources and threatening to do so in the future (as set out at paragraphs, 75 through 91, 96 through 99, 116 and 122 through 124, below).

II. PARTIES

A.            Introduction and Background of the Principal Parties.

9.             Siliconix Incorporated was founded in March 1962 by Richard Lee from Texas Instruments, Frances Hugle from Westinghouse and her husband Bill Hugle. It became one of the most well-respected Silicon Valley semiconductor companies. It was one of the very first semiconductor chip makers in the Valley. Siliconix focuses on research and development, high quality products and customer service. From Q4 1964 through Q3 1988 Siliconix was profitable in 96 straight fiscal quarters – still a record in the semiconductor industry. From 1992 - 2003 Siliconix achieved profits in 11 straight fiscal years, despite recessions that occurred, first in Asia and then in the United States.(1)

10.           After restructuring its product mix in the early 1990’s, Siliconix concentrated on the growing demand for active components in disk drives, laptops, cellular telephones, telecommunications and automotive equipment. Siliconix became a major player in Asian markets before other integrated chip companies saw the opportunity. Siliconix’s worldwide sales have grown to over $450 million per year, without relying on any acquisitions.

11.           In 2003 Siliconix generated $39 million in net profits and produced $94.3 million of cash flow from operations, with ending cash balances on 12/31/03 of over $279 million.(2) In the first nine months of 2004, Siliconix produced $86.5 million in cash flow from operations, investing $54.6 million in plant equipment and leaving a net cash balance of $311 million on October 2, 2004.(3) Because of Siliconix successes with products, profits and cash balances and Vishay’s financial problems, Vishay has misappropriated Siliconix assets for itself.

(1)   Standard and Poors Stock Report, Siliconix Incorporated, March 2004.

(2)   Siliconix S.E.C. Form 10-K, filed 3/15/04.

(3)   Siliconix S.E.C. Form 10-Q, filed 11/9/04.

12.           Vishay’s business model and financial structure is just the opposite of Siliconix. In short, Vishay is a corporate raider that has employed a high-risk, leveraged buy-out model to increase its revenues. Because of Siliconix’s stronger assets and financial resources and Vishay’s problems, Vishay has forced Siliconix to bear many of the burdens of Vishay’s high-risk, low-margin, highly-leveraged strategy. Siliconix has been forced to do this by Vishay through unlawful credit pledges and loan guarantees, loans, asset transfers and financial manipulations, all to the detriment of Siliconix and solely for Vishay’s benefit.

13.           Vishay’s acquisition model operated in an easily identifiable pattern. Vishay waited for a downturn in the electronics industry and then targeted companies for acquisition. Vishay used its bank line of credit to make a cash offer for the target. When the deal closed, Vishay immediately terminated all outside sales contracts of the target company, merged the sales and administrative function of the target company into Vishay’s operation and terminated employees from the target. Then, Vishay sold off unwanted assets to raise cash to try to pay down some of the bank debt built up in the acquisition process. Finally, Vishay issued stock or convertible bond debt to try to pay down the bank debt. The process then started over again.

14.           In 1985 Vishay had only $57 million in revenue. Vishay’s products, such as strain gauges and foil resistors, had limited markets. From 1985 through 1987, Vishay acquired Dale Electronics, Draloric Electronics, and Sfernice. These acquisitions helped produce a dramatic increase in sales for Vishay to report. Vishay reported annual revenues of over $400 million by l988.(4) This included mostly sales of its acquisitions and little internal growth.

15.           In the early 1990’s, Vishay applied its acquisition strategy to the high volume capacitor market. Major acquisitions included Sprague Electronics (a manufacturer of tantalum capacitors), Roederstein (a manufacturer of film resisters), and Vitramon, (a manufacturer of multi-layer ceramic chip

(4)   Vishay’s Audited Financial Statements for 1988, S.E.C. Form 10-K, filed 3/31/88 capacitors). Vishay’s revenue increased to $988 million in 1994 because of these acquisitions. By 1997, Vishay’s annual sales had reached $ 1.125 billion.(5)

16.           Despite Vishay’s dramatic growth in annual sales through acquisitions, its profits, as a percentage of sales was stagnant, averaging 5.62% per year.(6) This compared with Siliconix profits as a percentage of sales of 17.5% in 1999, the first year after Vishay acquired 80.4% of Siliconix.(7) Vishay’s return on assets and return on equity was also dropping as of 1999.(8) This suggested that Vishay’s increase in sales through acquisition, its reducing sales and administration costs to try to increase profits, and its accumulating bank and bond debt was producing diminishing returns. At this time Siliconix was increasingly profitable. These two opposite trends were largely the result of the fact that Vishay’s main products, passive components, are commodities with low profit margins and Siliconix’s active components are unique, high margin and high profit products.

17.           Vishay made the decision in the late 1990’s to attempt to enter the active component (semiconductor) business in order to increase its profitability and to expand into Asia. In March 1998 Vishay bought 100% of Telefunken, Martra and Dialogue, all active component manufacturers. Vishay also made an investment in Siliconix, Inc., a publicly traded company, and a leading active component manufacturer.

18.           Vishay bought a block of 80.4% of the outstanding Siliconix stock, effective March 2, l998.(9) The prior owner of this Silconix stock, Daimler-Benz, the parent of Mercedes Benz, was financially sound and had not exploited Siliconix as its partially owned subsidiary. Daimler-Benz kept its

(5)   Vishay’s Audited Financial Statements for 1997, S.E.C. Form 10-K, filed 3/31/98

(6)   Standard and Poors Corporate Reports, November 13, 1999.

(7)   Siliconix Audited Financial Statements for 1999, S.E.C. Form 10-K, filed 3/30/00.

(8)   Standard and Poors Corporate Reports, November 13, 1999.

(9)   Siliconix S.E.C. Form 13-D, filed 12/24/97.

dealings with Siliconix at arms length. Vishay did not. Vishay’s management of Siliconix and its related party transactions with Siliconix after its investment in Siliconix is the subject matter of this lawsuit.

19.           From the acquisition of a majority interest in Siliconix stock by Vishay in March 1998 through December 31, 2003, Siliconix has reported related party transactions with its majority shareholder, Vishay, totaling $144 million in value.(10) The value of unreported, unvalued or undervalued related party transactions forced upon Siliconix by Vishay and the damage to Siliconix from Vishay’s self-dealing is many times this amount.

B.            Defendants.

1.             Vishay Intertechnology, Inc. (“Vishay”).

20.           Defendant Vishay Intertechnology, Inc. (“Vishay”) is, and at all times relevant herein was a corporation incorporated in the state of Delaware, with its principal place of business in the state of Pennsylvania. Vishay does business in this County. Vishay is in the business of manufacturing and selling electronic components. Vishay owns or controls, through its wholly owned subsidiary, defendant Vishay TEMIC Semiconductor Acquisition Holdings Corporation, approximately 80.4% of the equity and voting power of defendant Siliconix, which it purchased March 2, 1998.

21.           Vishay is heavily in debt and has not been very profitable over the past two years. It has seen a steep decline in its credit ratings. Vishay has over $180 million due for tantalum contracts on a “take-or-pay” basis (for tantalum worth a fraction of that amount) by June 30, 2006, and as of December 31, 2003 had $249 million of other long-term liabilities and $240 million of unfunded pension costs on its balance sheet. (11) Vishay had $836 million of convertible bond debt outstanding on December 31, 2003, the proceeds from which was either issued to pay off short-term acquisition debt or assumed during an acquisition.(12)

(10)   Siliconix Audited Financial Statements for 1998-2003, S.E.C. Forms 10-K.

(11)   Vishay’s Audited Financial Statement for 2003, S.E.C. Form 10-K, filed 3/31/04.

(12)   Vishay’s Audited Financial Statement for 2003, S.E.C. Form 10-K, filed 3/31/04.

22.           Vishay’s long term debt and obligations as of December 31, 2003 exceeded $1.3 billion, with a net operating loss of $35.0 million during 2003.(13) Siliconix had no long term debt or obligations as of December 31, 2003, had cash assets of $279 million and had profits of $39.4 million during 2003.(14)

2.             Vishay TEMIC Semiconductor Acquisition Holdings Corp. (“VTSAHC”).

23.           Defendant Vishay TEMIC Semiconductor Acquisition Holdings Corporation (“VTSAHC”) is, and at all times relevant herein was, a Delaware corporation wholly owned by Vishay. VTSAHC is doing business in this County. VTSAHC owns 80.4% of the shares of Siliconix and Vishay exerts control over Siliconix through its 100% ownership of VTSAHC.

3.             Accountants for Vishay and Siliconix - Ernst & Young (“Ernst & Young”).

24.           Defendant Ernst & Young, LLP (“Ernst &Young”), on information and belief is, and at all times relevant herein was, a limited liability partnership organized pursuant to the laws of Delaware, doing business in this County. Some partners of Ernst & Young are residents of the state of California and some reside in this County. Ernst &Young is a global accountancy firm with offices throughout the United States and the world. Ernst &Young has been the long time auditors for Vishay and for its 100% owned subsidiaries. Ernst &Young has derived in the past, and continues to derive now, substantial revenues from Vishay and its 100% owned subsidiaries. In 1998, after Vishay acquired an 80.4% of the stock in Siliconix, Vishay forced Siliconix to fire its long time auditor, KPMG, and to retain Ernst & Young as the auditor for Siliconix.(15)

4.             CEO/Controlling Shareholder of Vishay, Felix D. Zandman (“Zandman”).

25.           Defendant Felix D. Zandman (“Zandman”) is the chairman, CEO and controlling shareholder of Vishay. Zandman owns or controls over 49.1% of the voting power of Vishay’s common

(13)   Vishay’s Audited Financial Statement for 2003, S.E.C. Form 10-K, filed 3/31/04. (Net loss is after exclusion of Siliconix’s profits and $30.6 million one-time insurance proceeds for a Vishay plant which burned).

(14)   Siliconix’s Audited Financial Statement for 2003, S.E.C., Form 10-K, filed 3/31/04.

(15)   Siliconix’s S.E.C. Form 10-K, filed 3/31/99.

stock, through 15.3 million shares of Vishay’s class “B” common stock (“B-shares”). The B-shares have 10 for 1 voting rights relative to shares of Vishay common stock. B-shares represent only 10.63% of totalcapital. However, Zandman owns 7.3 million B-shares and controls another 8 million B-shares of Vishay through a voting trust, lasting until 2050, which was obtained from the widow of Vishay’s co-founder, Alfred Slaner, just before her death. Zandman controls the Vishay board of directors by installing his colleagues, friends and relatives on the board, as described in the disclosure statement issued with Vishay’s July 2003 bond offering:(16)

“The holder of class B common stock can effectively cause the election of Directors and approve other actions as a stockholder by obtaining votes from a relatively small number of other stockholders of Vishay. For example, at our most recent annual meeting of stockholders, a proposal to stagger our company’s board of directors was approved despite a vote against this proposal by a majority of voting stockholders other than holders of the Class B common stock.”

5.             Derivative Defendant - Siliconix Incorporated (“Siliconix”).

26.           Siliconix Incorporated, (“Siliconix’) is, and at all times relevant herein was, a corporation incorporated in the state of Delaware, with its principal place of business in Santa Clara County, in the state of California. Siliconix is doing business in this County. Siliconix is the real party in interest as to the derivative claims in this action, which are sued upon on Siliconix’s behalf by plaintiff shareholders Proctor, Brooks, Donovan and Needles. Siliconix is named as a defendant and for diversity of citizenship jurisdiction under 28 U.S.C. § 1332 cannot be realigned because corporate management of Siliconix is antagonistic to plaintiff shareholders Proctor, Brooks, Donovan and Needles, in that Siliconix has participated or acquiesced in the fraud, breaches of trust, and unlawful actions alleged herein, is aligned against plaintiff shareholders Proctor, Brooks, Donovan and Needles, has defended and continues to defend the course of action taken by Siliconix and has not and will not consent to this suit for the reasons set out herein.

(16)   Vishay’s Bond Offering Memorandum, July 31, 2003, page 13.

6.             Fictitiously Named Defendants.

27.           Plaintiffs are presently unaware of the true names and capacities of the defendants named in this first amended complaint as Doe 1 through Doe 20, inclusive, and so have sued those defendants under fictitious names. Pursuant to the California Code of Civil Procedure, plaintiffs will amend this first amended complaint to state the true names and capacities of Doe defendants once those have been ascertained.

28.           Each of the defendants was at all times relevant herein the partner, principal, agent, employee or conspirator of the remaining defendants, engaged in the conduct alleged in this complaint while acting within the scope of that relationship, and did so with the knowledge, approval and/or ratification of the remaining defendants.

C.            Plaintiffs.

1.             Plaintiff Minority Shareholders of Siliconix.

29.           Plaintiff Rebecca Proctor (“Proctor”) is a natural person and is, and at all times relevant herein was, a resident of Kern County, California. Proctor is the record holder of 5200 shares of Siliconix stock and held shares of Siliconix stock both prior to and during the transactions complained of herein. Plaintiff Rex Brooks (“Brooks”) is a natural person and is, and at all times relevant herein was a resident of San Mateo County, California. Brooks is the record holder of 5500 shares of Siliconix stock and held shares of Siliconix stock both prior to and during the transactions complained of herein. Plaintiff John Donovan (“Donovan”) is a natural person and is, and at all times relevant herein was a resident of Contra Costa County, California. Donovan is the record holder of 1065 shares of Siliconix stock and held shares of Siliconix stock both prior to and during the transactions complained of herein. Robert Needles (“Needles”) is a natural person and is, and at all times relevant herein was a resident of Placer County, California. Needles is the record holder of 100 shares of Siliconix stock and held shares of Siliconixstock both prior to and during transactions complained of herein.

III. JURISDICTION AND VENUE

30.           The headquarters of Siliconix and its principal place of business is located in this County. The wrongful acts alleged herein occurred in large part in this County. The amount in controversy is subject to proof at trial but is in excess of $100 million dollars and thus exceeds the jurisdictional minimum of this court.

IV. FACTS COMMON TO ALL ALLEGATIONS

A.            History of Siliconix.

31.           Siliconix was founded in 1962. It was one of the original chipmakers in the Silicon Valley. In the early 1990s, Richard J. Kulle, then president of Siliconix, transformed the company into one of the most innovative and customer responsive companies in the Valley. He recognized at an early date that Siliconix had to think globally and that it had to design and produce products for disk drive controllers and power management devices for portable computers and cell phones. The company focused on product quality, reliability and on-time delivery to its worldwide customer base. The company installed a worldwide SAP software system to coordinate production with its sale force and to track orders to meet customer demands. The SAP system cost Siliconix millions of dollars to license and install and millions of dollars to maintain and upgrade.

1.             Siliconix’s Products.

32.           Siliconix is, today, the world’s number one supplier of low-voltage power MOSFETs (metal-oxide semiconductor field-effect transistors). MOSFETs are the solid-state switches that are used to manage and convert power in computers, cell phones and communications infrastructure, and to control motion in computer disk drives and automotive systems. Siliconix’s silicon technology and device-packaging design include the industry’s first power MOSFETs built on a Trench silicon process (Trench FET®) and the industry’s first power MOSFETs offered in small-outline, surface-mount packages (LITTLEFOOT®).

33.           The tradition of innovation at Siliconix has continued with new silicon technologies designed to maximize power MOSFET performance in such applications as DC-to-DC conversion and load switching, and with new package options that answer the market’s demand for better thermal performance (PowerPAK®) and smaller footprints (ChipFET® MICRO FOOT®)). In addition to power MOSFETs, Siliconix products include power integrated circuits and the industry’s most distinguished line of analog switches and multiplexers. Power conversion for cell phones, notebook computers, and the fixed telecom infrastructure has been the focus of Siliconix power IC developments, while new analog switching ICs are focused on lower-voltage, space-constrained applications.

2.             Siliconix Sales Growth Through Innovation and Foresight.

34.           Siliconix has increased its sales and profits by: (a) being innovative and investing in research and development; (b) identifying future markets and making a major investment of time and capital in China, Japan and Asia to establish a customer base and to forge partnerships in that fast-growth area; and (c) making a major investment in a world wide computer software system (“SAP system”) to manage sales, production, inventories, and developing a delivery system to meet customer needs.

a.             Siliconix Research and Development

— MOSFETs and Trench Technology.

35.           Siliconix has been able to compete effectively by being a technology leader. The Company’s research and development activities have been a key component in its technology leadership. Since 1994 Siliconix has expended $198 million in research and development.

36.           In 1992 Siliconix had 58 issued patents with 22 patents pending. By 1998 Siliconix had 147 patents issued with 60 patents pending and 14 patents allowed in that year. Siliconix’s patent portfolio is the leader in the power management area, including MOSFETs and “Trench” technology. Vishay, after acquiring an 80.4% share in Siliconix, began to appropriate these patents for its own benefit, including the use of Siliconix’s patents to sue General Semiconductor and to aid Vishay’s acquisition of that company and the listing of Zandman on three patents based on Siliconix work, which patents were issued to Vishay in order for Zandman collect royalties.

b.             Siliconix Expanded into China, Asia and Japan in the 1980’s.

37.           Siliconix expanded its business into China, Asia and Japan in the 1980’s by partnering with major OEMs in that area of the world (e.g. IBM, Seagate, Apple). Siliconix set up extensive networks of sales agents and customer service centers in these areas.

38.           In 1995, the Siliconix sales networks were renamed TEMIC Asia Pacific and TEMIC Japan. Similarly, Siliconix had a sales organization that covered the US and Canada. This was named TEMIC North America. All of these sales companies were wholly owned subsidiaries of Siliconix. Theyperformed all sales-related functions under their legal names. They all became managed by Siliconix’s worldwide SAP system which was installed with Siliconix funds, beginning in 1993.

39.           These entities were described in Siliconix’s 1997 S.E.C. Form 10-K, filed on March 30, 1998, as follows:

SALES:

NORTH AMERICA: Sales are made by the TEMIC North America field sales force and manufacturer’s representative organizations, the latter being compensated by commissions only. Area sales managers coordinate these representatives and the TEMIC North America sales force. TEMIC North America has sales offices in or near Santa Clara, California; Troy, Michigan; Basking Ridge, New Jersey; and Dallas, Texas.

Sales not made directly to original equipment manufacturers are made through distributors, which currently have approximately 200 locations throughout the United States and Canada....

JAPAN: Sales in Japan are made by TEMIC Asia Pacific.

ASIA PACIFIC: Sales are made in Hong Kong, Korea, Taiwan, The People’s Republic of China and in Southeast Asia, by TEMIC Asia Pacific, headquartered in Singapore. In these locations, as in the United States, TEMIC Asia Pacific sells directly to original equipment manufacturers through TEMIC field sales engineers or through manufacturer’s representatives. Direct TEMIC sales agents and representatives, are compensated by commissions only.

40.           These sales companies functioned as sales agents both for Siliconix and for manufacturing companies other than Siliconix. They were used to sell products made by Telefunken Semiconductors, Matra MHS and Dialog Semiconductors as well as Eurosil (all sister companies owned by Daimler-Benz). Siliconix received a fixed percentage of sales revenues made by these entities for the service of selling other companies’ products. The Daimler-Benz companies using Siliconix subsidiaries paid them a fixed percentage fee for their sales in these parts of the world. Siliconix received the profitsfrom the operation of these sales subsidiaries.

41.           After acquiring Siliconix, Vishay completely reversed this arrangement, by a forced take over of Siliconix’s sales subsidiaries at book value. Vishay then not only charged Silconix fees for selling Siliconix products, but took all the profits from the operation of these sales subsidiaries.

c.             Installation of SAP Software System by Siliconix.

42.           In late 1992, Siliconix decided to update its in-house order management system. In early 1993, the company selected the SAP enterprise software system to computerize the following: a) finished goods inventory management; b) order management including production scheduling; and c) financial statement controls; i.e. invoicing, accounts payable, accounts receivable control and collection, cash and asset management.

43.           The SAP system took over a year to install and consumed millions of dollars of Siliconix’s staff time and that of outside consultants. The system went live on March 1, 1994 on a worldwide basis.

44.           The SAP system was so successful the Daimler-Benz wanted it installed in Telefunken and Matra. These two companies were added to Siliconix’s system by adding “seats” (terminals) so that a Telefunken or Matra sales person could enter the order data through the Siliconix system. Matra went live in December 1995, and Telefunken went live in February 1996. Daimler-Benz paid for this. Vishay, however, simply misappropriated the SAP system for its own use.

B.            History of Vishay.

45.           In 1962, Zandman, with the financial help of the late Alfred P. Slaner, founded Vishay to develop and manufacture bulk metal foil resistors. Vishay was named after Zandman’s home town in Poland. J. E. Starr, a colleague of Zandman, developed foil resistance strain gauges, which also became apart of Vishay. Throughout the 1960s and l970s Vishay established itself in Photo Stress products, strain gauges and foil resistors. From 1985 to 1994, Vishay made a number of acquisition to increase the number of product lines it offered.(17)

1.             Vishay’s Products as of 1997.

46.           Vishay designed, manufactured and marketed passive electronic components used in other companies’ products and technologies. Vishay’s components primarily consisted of fixed resistors and of tantalum, multi-layer ceramic chip (“MLCC”) and film capacitors. To a lesser extent, Vishay produces inductors, aluminum and specialty ceramic capacitors, transformers, potentiometers, plasma displays, and thermistors. The company offered most of its product types in the traditional leaded device form. The company did not produce active components such as semiconductors.

2.             Vishay’s Sales Increased Through Acquisitions.

47.           Vishay grew from a small manufacturer of resistors and strain gauges to one of the world’s largest manufacturers and suppliers of passive electronic components through a series of acquisitions. The primary focus of Vishay’s acquisition strategy was and is to expand within the electronic components industry, primarily through the acquisition of other manufacturers with established positions in major markets and with product lines with which the company had substantial marketing and technical experience.

48.           Vishay, after acquisition of such companies, reduced the selling, general and administrative expenses through the integration or elimination of sales offices and administrative functions at the acquired companies. Vishay aimed to achieve significant production cost savings through the transfer and expansion of manufacturing operations to facilities off-shore. It used and established such facilities in Israel, where Zandman was a significant benefactor. It also manufactured in regions such as Mexico, Portugal, the Czech Republic, Taiwan and the People’s Republic of China. In these areas Vishay wanted to take advantage of lower labor costs and available tax and other government-sponsored incentives.

(17)   Vishay’s S.E.C. Form 10-K, filed 3/31/98.

49.           From 1985 through 1987, Vishay acquired Dale Electronics, Draloric Electronics and Sfernice. These acquisitions produced dramatic sales increases, from $57 million in 1985 to more than $400 million in 1988. Vishay, by acquisition, achieved a position as the largest provider of passive fixed resistors in the United States and Europe.

50.           In the early 1990s Vishay applied its acquisition strategy to the high-volume capacitor market, extending its range of passive products and increasing its dependence on the markets for passive components. Major acquisitions included Sprague Electric (the inventor and manufacturer of tantalum capacitors), Roerderstein (a manufacturer of film, aluminum and ceramic disk capacitors and thick film chip resistors), and Vitramon (a high-quality manufacturer of multilayer ceramic chip capacitors). By 1994, Vishay’s annual sales had reached $988 million, primarily in passive components.

51.           Vishay has used a leveraged buyout model to finance its acquisitions. First, Vishay arranged for a line of credit using a number of banks, each committing to less than 10 percent of the total credit line. Vishay then used this line to make cash offers through an acquisition subsidiary which was owned 100 percent by Vishay. When an offer was accepted and the transaction completed, Vishay began to sell off assets to pay off the line of credit. The target company’s manufacturing facilities are either sold or moved offshore to low labor cost countries. This method of sales growth worked well as long as the underlying assets were valued correctly and the liquidation process and integration was done quickly so that the interest costs of the acquisition did not exceed the profits. Low profit margins, high interest costs or market slow-downs severely impact this acquisition method and business model, as it has for Vishay.

3.             Vishay Used Its Acquisition Scheme to Enter the Active Component (Semiconductor) Business.

52.           In late December of 1997, Vishay announced the acquisition of three individual companies in the semiconductor area. This transaction was Vishay’s largest acquisition ever. It exceeded $500 million.(18)

(18)   Vishay’s S.E.C. Form 13-D, filed 12/24/97.

53.           The reasoning and strategy for Vishay entering the semiconductor business was simple. The semiconductor business is more profitable than the passive component business. By virtue of the inherent economics of active components, semiconductors command higher gross margins than passive components. More specifically, active components generate gross margins that range from 25 to 45% while passive components range from 15 to 25% gross profits. Clearly, Vishay anticipated that a major acquisition of an active component producer could greatly increase Vishay’s poor net profitability, something Vishay had not been able to do despite its dramatic increases in gross sales since 1985.

54.           Another anticipated goal of Vishay’s acquisition of an active component producer was the ability to allow Vishay to expand into mainland Asia and Japan. Before 1998, Vishay had very little presence in Asia, less than 3% of its sales.(19) The possibility of Vishay’s cross-selling passive components to active component customers in Asia of the target acquisition, like Siliconix, could greatly increase Vishay’s sales and profit in its passive-component dominated sales.

a.             Vishay’s Acquisition of 100 % of Telefunken, Matra and Dialogue.

55.           On March 2, 1998, Vishay acquired 100% of TEMIC Semiconductors, i.e., Telefunken, Matra, Dialogue, all producers of discrete active electronic components. The acquisition price was $315,222,000.(20) Vishay used its line of credit to make a cash offer. Immediately after the deal closed, Vishay sold off Telefunken’s and Matra’s IC businesses along with Dialogue, Inc. for $140 million, in order to reduce its debt on Vishay’s line of credit.

b.             Vishay’s Acquisition of 80.4% of Siliconix.

56.           On March 2, 1998, Vishay purchased of 8,010,000 shares (80.4%) of Siliconix from Daimler-Benz through its 100% owned subsidiary, defendant VTSAHC. The total purchase price was $221,473,495 or approximately $27.65 a share. Vishay’s line of credit prohibited the purchase of publicly traded securities, like those of Siliconix, on margin. However, Vishay negotiated an amendment

(19)   Vishay’s Audited Financial Statements for 1997, S.E.C. Form 10-K, filed 3/31/98.

(20)   Vishay’s S.E.C. Form 13-D, filed 12/24/97.

allowing it to make an investment in the shares of Siliconix without breaching its line of credit. The credit line was also amended to allow Vishay to request advances from the line to buy the remaining 19.6% of the shares of Siliconix.

57.           If Vishay had made a formal tender offer for the remaining 19.6% of the Siliconix shares which were held in the public hands in March 1998, it would have cost Vishay $85,000,000, because Siliconix stock was trading at about $42.50 per share. However, Vishay had purchased Daimler-Benz’s Siliconix stock for only $27.65 per share. Apparently, Vishay decided to wait before trying to acquire the remaining 19.6% of Siliconix stock. Vishay hoped that, with its takeover of Siliconix, large post-acquisition charges against Siliconix and Vishay’s management control of Siliconix, the market price of Silconix stock might fall. Daimler-Benz, to protect itself against that possibility, required in the purchase agreement for its Siliconix shares that Vishay pay the 19.6% minority shareholders at least the same amount per share as it paid Daimler-Benz (or more), if the minority shares were bought during the two year period after the acquisition.(21) As a result, Vishay’s Form 13-D filing with the S.E.C. dated December 24, 1997, stated that “Vishay has no current intention to acquire any additional shares of the Company’s Common Stock but may reevaluate its position following the Closing Date.”

58.           Vishay had strong incentives to take the unlawful actions, as alleged herein, to keep the price of the remaining 19.6% of Siliconix stock as low as possible, in order to reduce the price of Vishay’s proposed acquisition of the remaining Siliconix shares.

59.           However, because of Siliconix’s strong operations and products, the trading price of Siliconix stock greatly increased from March 1998 to March 2000, from $14.16 per share (adjusted for a 3 for 1 split) to $81.00 per share. The acquisition price for the remaining 19.6% of the Siliconix shares by Vishay had increased by nearly $400 million as of the year 2000.

60.           Vishay, as a margin investor, found itself in a financially tight position because of the debt used to purchase its 80.4% of Siliconix. Unlike the position Vishay had enjoyed with its prior 100%

(21)   Vishay’s S.E.C. Form l3-D, filed 12/24/97.

acquisitions, Vishay was required to service interest on the debt for Siliconix’s purchase price without access to any of the cash flow from Siliconix. Vishay had to service the interest on $221.5 million in debt used to buy the Siliconix shares, yet had no legal access to any cash flow from Siliconix to pay this interest.

61.           Vishay’s interest payments to service the debt for acquiring Siliconix exceeded $20 million a year. This interest expense was hurting Vishay’s profitability. It also hurt Vishay’s stock price, which was important to Vishay’ s issuance of convertible bonds to retire its debt and to further acquisitions by Vishay.

c.             Vishay Unsuccessfully Tried to Acquire 100% of Siliconix in 2001.

62.           Vishay badly needed access to the assets and financial resources of Siliconix, but could not legally use them, like it did with its 100% owned subsidiaries. Vishay seriously needed to acquire the remaining 19.6 % of Siliconix. Vishay’s two unsuccessful attempts in 2001 to acquire the remaining Siliconix stock were the second step in a two-step acquisition process designed to achieve 100% ownership and to obtain legal access to Siliconix assets and financial resources.

63.           On February 22, 2001 Vishay made a cash tender offer for all of the remaining outstanding shares of Siliconix. The price was $28.82 a share.(22) This was far below what the Siliconix minority shareholders believed was a fair price.

64.           Vishay simultaneously with its tender offer in February 2001 threatened the Siliconix minority shareholders with a short form merger, if Vishay’s tender offer were not accepted. The proposed short form merger would have been very bad for Siliconix minority shareholders. Under such a short form merger, if Vishay could obtain 50 percent of the outstanding shares (i.e., 50 percent of the 19.6%), the remaining Siliconix shareholders would be forced into accepting an equal amount of cash for their shares, or, they would receive stock in a non-publicly traded subsidiary of Vishay.

(22)   Vishay’s S.E.C. 13-D Amended, filed 2/22/01.

65.           In conjunction with its offer, Vishay caused Siliconix to appoint a so-called independent special committee to consider the offer. The committee was comprised of Mark Segall and Timothy Talbert. Both of these purported “outside” directors had strong relationships with Vishay and Zandman. Segall was a long-time attorney for Vishay and had done Vishay’s loan, acquisition and financing agreements. Talbert was Vishay’s banker, financing early Vishay acquisitions, and, according toZandman’ s book (an autobiography detailing Zandman’ s life and business dealings) “had tears in his eyes” when Vishay successfully made its first acquisition, of Dale Electronics, in 1985.(23)

66.           Ultimately the special committee was unable to render an opinion approving the tender offer and rendered a non-opinion. The special committee then hired Lehman Brothers to help with a “fairness opinion.” Lehman Brothers was also unable to render an opinion approving the tender offer, but provided an analysis of value for Siliconix stock ranging from $23.13 per share to $59.31 per share. Vishay’s offer of $28.82 per share was rejected by Siliconix minority shareholders.

67.           Vishay made yet another attempt to acquire 100% of Siliconix stock in May 2001. It offered a stock-for-stock merger of Siliconix with Vishay. Vishay offered 1.5 shares of Vishay for one share of Siliconix. This offer was also rejected by Siliconix minority shareholders.

d.             Vishay’s Treatment of Siliconix as Though Siliconix Were a 100% Owned Subsidiary.

68.           Vishay’s unlawful use of Siliconix’s assets and financial resources began in 1999. Vishay’s plan to acquire 100% of Siliconix and legally access Siliconix’s assets and financial resources (which would also have absolved prior unlawful acts of Vishay) failed in 2001. Vishay nevertheless continued accessing Siliconix assets and financial resources unlawfully after 2001 and has continued to do so to date.

69.           Siliconix had been forced to extend a $75 million line of credit to Vishay effective December 1999, at a time when Siliconix’s cash balance was only $57.8 million. Siliconix was forced to

(23)   Zandman, Felix, with Chanoff, David, Never the Last Journey, page 319.

extend a $100 million line of credit to Vishay on December 26, 2002, which. ran into 2005. Vishay borrowed $37 million from Siliconix against its credit line in 1999 and 2000. Vishay borrowed $75 million from Siliconix against its credit line in 2002. Vishay borrowed $70 million from Siliconix against its credit line in March 2003. Vishay again borrowed $70 million from Siliconix against its credit line in June 2003.

C.            Vishay Issued $550 Million in Convertible LYON Bonds
— Deferring Interest.

70.           In May of 2001, in dire need of cash, Vishay announced a public offering to sell $550 million in face value of zero-coupon bonds known as “LYONs” (“$550 Million Vishay LYONs’). LYON is an acronym for “Liquid Yield Option Notes,” a trademark of Merrill Lynch, the brokerage house which underwrote the bonds. The net proceeds to Vishay from the $550 Million Vishay LYONS was only $294 million. These bonds did not require payment of interest on an on-going basis. They postponed all interest payments until they were “put” by the bondholders to Vishay or until they were due. As of June 2004, the first “put” date for the bonds, the accrued debt for Vishay on the $550 MillionVishay LYONs was $332 million, set their redemption value.

D.            Financial Problems for Vishay in 2001 and 2002
- Used Siliconix Assets.

71.           Vishay had very weak overall operating performance in 2001, in what it called in its Annual Report “the most difficult year in the forty-year history of the Company.” In 2002 stronger relative performance in active components somewhat offset depressed profitability in passive components, Vishay’s primary product line. “Passives” generated operating losses of $27 million for the nine months ended September 30, 2002.

72.           In 2001 and 2002 market conditions were particularly weak in tantalum capacitors, in which Vishay had a leading position and where it was committed to $425 million in purchase agreements for the raw material tantalum. The tantalum Vishay was obligated to purchase under these agreements would eventually lose over 80% of its value. These contracts were originally signed in 2001 but were revised in 2002 after Vishay was sued for breach, with liability extending through 2006.

E.             Vishay’s Acquisition of BCcomponents Holdings B.V.

- December 16, 2002.

73.           Nevertheless, on December 16, 2002, Vishay completed its acquisition of Netherlands-based BCcomponents Holding BV (“BCC”) for approximately $350 million of cash, debt, and warrants. BCC was a large passive electronic component manufacturer making resistors, capacitors and other products. This acquisition increased Vishay’s exposure to passive components to a roughly 50/50 passives/actives revenue mix from 40/60 prior to the acquisition. To fund the acquisition of BCC, Vishay increased its debt by approximately $259 million. The additional debt, along with off-balance-sheet liabilities, including the tantalum purchase contracts and operating leases, raised Vishay’s total debt-to-EBITDA (“earnings before interest, taxes, depreciation, amortization”) ratio well above Vishay’s historical range of 1.5 times to 2.5 times. Pro forma total debt-to-EBITDA for 2002 for the combined Vishay and BCC, including off-balance sheet liabilities, was approximately 3.9 times.

F.             Vishay Had Serious Liquidity Problems in 2002- 2004

– Used Siliconix Assets Again.

74.           Operating cash flow for Vishay was $200 million - $250 million annually. The “take or pay” tantalum contracts, however, which Vishay entered into in 2001, abortively tried to litigate its way out of in 2002, but was eventually saddled with, required Vishay to pay for inventory investment intantalum of approximately $100 million per year for the years 2002 through 2006, although Vishay was not using these amounts of tantalum and its value was only a fraction of what Vishay had to pay. These contracts, together with the debt for the acquisition of BCC had a severe negative effect on Vishay’s operating cash flow.

G.            Both S & P and Moody’s Downgrade Vishay’s Credit in Early 2003 –
Moody’s Gave Vishay Bonds “Junk Bond” Status.

75.           As a result of the financial position of Vishay, on January 27, 2003, Standard & Poor’s downgraded Vishay Intertechnology’s corporate credit rating to “BB-Stable.” A “BB” rating by Standard

& Poor’s for a long-term issuer means that a company “faces major ongoing uncertainties and exposure to adverse business financial, or economic conditions which could lead to the obligor’ s inadequate capacity to meet its financial commitments.”

76.           On April 29, 2003, Moody’s downgraded Vishay Intertechnology’s Subordinated Debt to “B-3.” A “B-l, B-2 or B-3” rating by Moody’s for bond debt means that the bonds are “junk” bonds. A B-3 rating indicates that the bonds rank in the lower end of the “B” category. The “B” category of ranking for bonds means that they “generally lack characteristics of the desirable investment.. . . [and] . . . [a]ssurance of interest and principal payments or maintenance of other terms of the [bond] contract over any long period of time may be small.”

77.           The Moody’s downgrading of Vishay bonds stated that it: “incorporates Moody’s view that Vishay’s acquisition strategy is foundering.” It further stated that:

“Vishay, which has grown largely by acquisition, has done so in order to provide its customers with a broad array of passive and active semiconductor components. In the process, it has sought to reduce costs by eliminating redundant SG&A expense and relocating manufacturing facilities from high cost to low cost countries. Despite the company’s focus on cost reduction, SG&A/Sales, which rose sharply in 2001, has not declined appreciably since then. More importantly, Vishay appears not to have integrated its acquisitions well enough to provide customers with ‘one stop shopping.’ If it cannot do so, much of the rationale for growing by acquisition dissipates.”

78.           The Moody’s downgrading of Vishay bonds also issued severe warnings on Vishay’s cash flows and liquidity. It stated:

“Vishay’s cash flows have been or are likely to be depressed by the impact of a couple of adverse developments. The first of these is the cost of its tantalum purchase obligations. Vishay is a major consumer of the world’s annual production of tantalum, a metal used in the manufacture of tantalum capacitors. Vishay stockpiled tantalum ore in 2000 and early 2001 but during 2001, the company experienced a significant decline in demand for these capacitors, driving down the company’s usage of tantalum significantly. During 2002, the market prices for tantalum also declined precipitously. Vishay therefore recorded write-downs of its tantalum inventory of $25.7 million and $52.0 million in FY 2002 and 2001, respectively. It also recorded a loss on future purchase commitments of $106.0 million in FY2002. The actual purchase commitments, recently renegotiated, are $100.3 million in 2003, $103.8 million in 2004, $116.6 million for 2005 and $60.0 million for 2006 and represent material cash outflows. Vishay’s fixed charges (interest and rental expense) totaled $56.4 million in 2002; if these are about the same in 2003, the addition of the tantalum purchases will approximately triple the company’s fixed charges for the year.”

“Vishay may have near term liquidity issues arising from its LYONs, which investors may put to the company in June 2004. The amount involved is $318 million. Vishay Intertechnology, Inc. (alone) has, in Moody’s view, inadequate balance sheet cash to meet this obligation. Obtaining funds from other subsidiaries, although potentially feasible, is likely to be unpalatable. The Vishay Group has booked much of its earnings offshore and may incur substantial tax liabilities should it repatriate them. Vishay could settle all or part of the put in shares, but this seems unlikely for such a closely held entity, particularly given the number of shares that it would have to issue to do so. Alternatively, the company may rely at least in part on its $500.0 million bank facility to refinance the obligation. If it does so, however, it may be able to borrow less than the full amount of the line if it is to avoid violating a senior debt covenant.”

H.            Vishay Added to Debt with $500 Million in Convertible Bonds and
$400 Million Credit Line – July 31, 2003
– Conflicts of Interest with Siliconix.

79.           Vishay, to raise cash badly needed for its mounting debts due to acquisitions, its poor performance and its tantalum debacle: (a) entered into a $400 million credit line agreement on July 31, 2003 (“$400 Million Vishay Line”); and (b) issued $500 million in convertible bonds (“$500 Million Vishay Bonds”) (in addition to the outstanding $322 million in Vishay convertible LYONs bonds). The lead banks on the $400 Million Vishay Line included Comerica Bank, Fleet Securities and Wachovia Bank, whose affiliates were joint offerors of the $500 Million Vishay Bonds.

80.           The bulk of the proceeds of the $500 Million Vishay Bonds were consumed to pay down Vishay s prior credit line with Comerica Bank, Fleet Securities, Wachovia Bank and others ($130 million); redeem General Semiconductor bonds that were coming due ($176.6 million); and repurchase some of the $550 Million Vishay LYONs ($97.4 million). Of the $400 Million Vishay Line, Vishay had to set aside another $160 million for the repurchase of additional $550 Million Vishay LYONs bonds due to be “put” by bondholders in June 2004.

81.           Vishay’s earlier credit lines made Siliconix a signing party and a “Permitted Borrower” ($825 Million Vishay Line of June 1, 1999) and liable for all of Vishay’s debt. They were amended so that Siliconix could not borrow on the $825 Million Vishay Line, but was still liable for all of Vishay’s debt (Second Amendment, December 13, 2002). The $400 Million Vishay Line dated July 31, 2003 (but not disclosed to the public until April 2004) tied Siliconix up so that if it borrowed anything, it had to borrow from the $400 Million Vishay Line and it became liable for not only its own borrowings but for Vishay’s as well. Siliconix would be forced to enter into guaranty and security agreements for Vishay’s indebtedness, from which it derived no benefit.

82.           The $400 Million Vishay Line of July 31, 2003 tied Siliconix up and used the financial resources of Siliconix, solely for the benefit of Vishay, in many other ways.

83.           Vishay committed to “cause” Siliconix to abide by extensive affirmative covenants in the $400 Million Vishay Line agreement, even though Siliconix could not borrow and did not guaranty or securitize the loans under the line. The affirmative covenants restricting Siliconix included: (a) extensive financial reporting requirements by Siliconix to Vishay’s lenders; (b) reporting by Siliconix to Vishay’s lenders of all of Silconix’s filings, reports, notices, communications and transactions; (c) inspection by Vishay’s lenders of Siliconix’s books, accounts, records, ledgers, assets and properties; and (d) maintenance by Siliconix of certain leverage ratios, fixed charge ratios and senior debt ratios, on a quarterly basis.

84.           Vishay also committed that “it will not allow” Siliconix to breach any of the negative covenants in the $400 Million Vishay Line agreement, even though Siliconix could not borrow and did not guaranty or securitize the loans under the line. These negative covenants restricting Siliconix included, with limited exceptions: (a) Siliconix could not materially change its capital structure; (b) Siliconix could not expand its business by acquisition; (c) Siliconix could not convey, sell, lease, assign, transfer or dispose of any part of its property, business or assets; (d) Siliconix could not make any material change in its method of conducting business; (e) Siliconix could not guaranty obligations; (f) Siliconix could not become obligated on any debt for borrowed money or in connection with the acquisition of any real or personal property; and (f) Siliconix could not make investments in or make loans to outside parties.

I.              Vishay May Be Required to Redeem Approximately $110 Million in
Zero-Coupon Bonds – June 4, 2006.

85.           Not surprisingly, before the first “put” date for the $550 Million Vishay LYONs came in June 2004, some of the bondholders were unhappy with Vishay’s finances and Vishay was forced to buy back some of the $550 Million Vishay LYONs for cash in August 2003, ten (10) months before the “put” date. Approximately $220 million remained owing on the $550 Million Vishay LYONs as of June 2004. Vishay issued a press release that if all of the LYONs were tendered Vishay would have a “cash problem” in redeeming them.

86.           In June, 2004, Vishay redeemed another $110 million of the approximately $220 million remaining due on their $550 Million Vishay LYONs. The redemption was-done solely with Vishay stock, not with cash. This left approximately $110 million in obligations under the original $550 Million Vishay LYONs remaining, which the holders may “put” for redemption by Vishay as early as June, 2006.

87.           If the bondholders put the bonds back to Vishay in June 2006, Vishay must pay cash or stock (or a combination of both) to the bondholders. Siliconix’s assets and financial resources are tied to Vishay’s $400 Million Line. If Vishay elects to pay cash to redeem the LYONs, it will use a draw down on the line of credit, increasing Vishay’s debt and its reliance on Siliconix assets and financial resources. If Vishay elects to use stock to redeem the LYONs zero coupon bonds, its shareholders will be faced with a substantial dilution and lower Vishay stock prices. The desire of Vishay’ s management to avoid such dilution puts greater financial pressure on Vishay and puts Siliconix at even greater risk than in the past.

J.             Vishay Is Committed to Purchase Hundreds of Millions of
Dollars of Tantalum at above Market Rates Through 2006.

88.           Tantalum is an elemental metal, with the chemical symbol “Ta” and atomic number 73. It has properties making it desirable for certain passive component applications. Tantalum is extremely resistant to corrosion, is highly ductile and has a high dielectric constant across a broad range of temperatures. This makes tantalum a preferred raw material for high performance electric capacitors that serve as components for electronic devices like personal computers and cellular telephones.

89.           By becoming, through acquisition, a large player in market for capacitors that use tantalum, Vishay became a large purchaser of tantalum. In the late 1990’s and continuing into 2000, there was a world-wide shortfall in the supply of tantalum, with a corresponding price increase. To insure a steady supply of tantalum, Vishay - through its wholly-owned subsidiary Vishay Sprague, Inc. - entered into agreements with Cabot Corporation, one of the premier tantalum suppliers in the world. Worldwide production of tantalum soared and the price plummeted in 2001. Vishay defaulted on these agreements and was sued by Cabot for specific performance on April 10, 2002.

90.           Vishay quickly settled the Cabot lawsuit in June 2002. But under the settlement, Vishay remained obligated to purchase tantalum at the high per unit price set forth in the contract for a period extending through 2006, with penalties and higher prices for any Vishay default. Under the terms of the amended agreement, Vishay was obligated to pay the specified amount to Cabot even if it did not actually take delivery of the tantalum – a “take or pay” contract – and even if the price of tantalum fell precipitously. Vishay was committed to buy tantalum from Cabot in the amount of $100.3 million in 2003, $103.8 million in 2004, $116.6 million for 2005 and $60.0 million for 2006. The total due under the agreement including the 2002 payments was approximately $525 million.

K.            Moody’s Assigned Vishay “Speculative Grade Liquidity” Rating
– September 27, 2004.

91.           On September 27, 2004, Moody’s assigned to Vishay a “speculative grade liquidity” rating.” This rating, “SLG-2” means that Vishay is in the mid-range of speculative grade liquidity, with SLG-l being less speculative and SLG-3 being more speculative. In making this assignment Moody’s emphasized the dependence of Vishay on Siliconix assets and Siliconix financial resources:

“Vishay’s consolidated cash position was $639 million at the end of the second quarter of 2004, which included $324 million on the balance sheet of Siliconix, its 80%-owned publicly traded subsidiary. In the past, Vishay borrowed from Siliconix for short periods, and Moody’s believes the cash would be similarly available to Vishay in the future if needed. The nearest debt maturity is a potential put of its LYONs in June 2006.”

“Vishay’s $400 million secured revolving credit facility expires in May 2007. The facility is fully available at this time, and may be used by Siliconix, if Siliconix executes a guarantee. The bank facility’s covenants include tests of leverage and senior leverage of EBITDA, fixed charge coverage, and tangible net worth. Vishay is currently well within compliance levels at this time and should remain within compliance given current industry conditions and operating performance levels. The cushion under the minimum tangible net worth covenant increased from $22 million to $172 million during the three fiscal quarters ended June 2004, as a result of increased earnings as well as the conversion of debt to equity.”

“Vishay’s shares in Siliconix, which is a publicly traded company, could theoretically serve as an alternate source of liquidity. Vishay’s stake could be valued in excess of $750 million today. The value of this asset could provide volatile, however, particularly if Vishay needed cash to manage through an industry downturn. The sale of Siliconix shares could also have other impacts on Vishay’s operations and covenant compliance levels, since its financial statements fully consolidate Siliconix.” (Emphasis supplied.)

L.            Vishay Has Used Siliconix’s Assets and Financial Resources for Vishay’s Acquisitions and Financial Crises in the Past and Threatens to in the Future.

1.             Vishay Made Siliconix a Direct party to Vishay’s Credit Line – 1999.

92.           Because Vishay and its 100% owned subsidiaries could not support the credit line needed by Vishay to carry its debt and operations, Siliconix was forced to become a permitted borrower/guarantor on Vishay’s amended line of credit June 1, 1999. Siliconix became liable for and subject to the restrictive covenants of that agreement.”(24) This was not publicly disclosed until December 22, 2000.

93.           The June 1, 1999 “Amended and Restated Long Term Revolving Credit Agreement,” between Vishay and a consortium of banks led by Comerica Bank, included as obligors Vishay and “Permitted Borrowers.”(25) “Permitted Borrower(s)” were defined to mean “Vishay Europe, Vishay Electronic, Pamela Holdings and Siliconix.”(26) The loan agreement provided that “each Permitted Borrower hereby unconditionally promises to pay. . . the. . . unpaid principal amount of each Revolving Credit Advanced”(27) Siliconix signed the Credit Agreement as a “Permitted Borrower.”(28)

(24)   Vishay’s S.E.C. Form S-3, filed 12/22/00.

(25)   Amended and Restated Long Term Revolving Credit Agreement, Vishay, filed S.E.C. Form S-3, filed 12/22/00.

(26)   Amended and Restated Long Term Revolving Credit Agreement, dated as of June 1, 1999; Exhibit 10.1 to Vishay S.E.C. Form S-3, filed 12/22/00; page 17.

(27)   Id, page 30.

2.             Vishay Forced Siliconix To Give Vishay a $75 Million
Credit Line – 1999.

94.           Siliconix was forced to extend a $75 million line of credit to Vishay beginning December 22, 1999 through December 22, 2003, at a time when Siliconix’s cash balance was only $57.8 million.(29) This line of credit Siliconix was forced to issue to Vishay was used by Vishay repeatedly to prevent a default by Vishay on its other debt. The promissory note for the forced loan from Siliconix to Vishay, could not be “amended, or any of its provisions waived, except by written consent or consents executed by the parties [including Vishay].”(30) Vishay’s bank lines of credit, including the 1999 line, which reached $1.1 billion, rendered all inter-company loans, including the $75 million loaned from Siliconix to Vishay, subordinated to Vishay’s debt to the banks. The loans from Siliconix to Vishay were also subordinated to Vishay’s bond debt, meaning that they were subordinate to “junk” bond debt.

3.             Vishay Forced Siliconix to Give Vishay a $100 Million
Credit Line – 2003-2005.

95.           Siliconix was forced to extend a $100 million line of credit to Vishay on December 26, 2002. This line of credit was amended on June 25, 2003, so that it explicitly required that the loan be in the “best interest of Vishay’s creditors.” This line of credit extended to January 2, 2005.(31)

4.             Vishay Pledged Siliconix Accounts Receivable Being Collected by
100% Vishay Subsidiary – 2003-2005.

96.           As a result of Vishay’s misappropriation of Siliconix sales subsidiaries, all of Siliconix’s accounts receivable, about $450 million per year, have been and are now collected through Vishay’s sales subsidiaries (formerly belonging to Siliconix).

97.           When Siliconix makes a sale in North America or Canada and then records an account receivable from the customer, the title to this account receivable is immediately transferred to Vishay.

(28)   Id., page 122.

(29)   Siliconix S.E.C. Form 10-K, filed 3/30/00.

(30)   Siliconix S.E.C. Form 10-K, filed 3/30/00.

(31)   Siliconix S.E.C. Form 10-K, filed 3/30/04.

Risk of loss, however, remains with Siliconix. Vishay then books an inter-company payable to Siliconix. Under Vishay’s revolving credit line, all inter-company loans or accounts are subordinated to its credit line, making the payables to Siliconix subordinate to such credit line.

98.           All of Siliconix’s sales and accounts receivable in Asia and Japan are made under the brand name Vishay Siliconix and are collected through Vishay Intertechnology Asia PTE LTD as an undisclosed agent (formerly owned by Siliconix and named TEMIC Asia but misappropriated by Vishay at book value in May, l999).(32)

99.           Vishay Intertechnology Asia PTE LTD became a “Permitted Borrower” to Vishay’s lineof credit on May 14, 2004 and thus became subject to all of its covenants including pledging all assets to secure the borrowings of Vishay. (Vishay Asia is a sales organization that has only a limited need for borrowed funds and access to the line of credit.) Siliconix’s sales in Asia in 2003 were $294 million.

V. ALLEGATIONS OF VISHAY’S MISCONDUCT

APPLICABLE TO ALL CAUSES OF ACTION.

100.         As stated above, the unifying wrong that underlies this first amended complaint is that Vishay and the other defendants have engaged in conduct by which Vishay essentially treats Siliconix as a 100% owned subsidiary of Vishay, misappropriating, at will, its assets and financial resources. Vishay is constantly treating various Siliconix assets as its own and using Siliconix financial resources without regard to the best interests of Siliconix. Were Siliconix a wholly owned subsidiary, such treatment would be of interest only to Vishay. Because others own a minority interest in Siliconix, however, such treatment represents misappropriation by defendants of some of the value of that minority interest to which the minority shareholders are entitled. It has damaged both Siliconix and the minority interest.

(32)   Siliconix S.E.C. Form 10-K, filed 3/30/01.

A.            Vishay Misappropriated Siliconix Sales Subsidiaries for Itself,
Took Siliconix Profits from These for Itself, and
Overcharged Siliconix for Using the Subsidiaries.

101.         Shortly after the Vishay’s acquisition of a majority interest in Siliconix, Vishay caused the name of TEMIC North America and TEMIC Asia Pacific to be changed to Vishay North America and Vishay Asia. In May 1999, Vishay Intertechnology Pte, Ltd. (“VIAPL”), a wholly-owned subsidiary of Vishay, entered into a sale and purchase agreement with Vishay Asia Pie. Ltd. (“VAPL”), a wholly-owned subsidiary of Siliconix, and an agreement with Vishay North America. Through that transaction, VAPL and Vishay North America transferred the business and benefit of all current contracts and engagements of VAPL and all other assets and liabilities to VIAPL for the cash sum of US $5.8 million. In a related transaction, Siliconix sold its ownership interest in Vishay Japan KK to VIAPL for a cash payment of US $0.4 million. Similarly, Vishay North America sold its assets to a Vishay affiliate. The first notice of those transactions made available to plaintiffs was the Form l0-Q report of Siliconix to the Securities Exchange Commission filed on August 13, 1999.

102.         Siliconix entered into those transactions at the behest of, and through the exercise of control of Siliconix by defendants. The detriment to Siliconix for these transactions from the transfer of the subsidiaries from May 1, 1999 through December 31, 2003, as set out in Exhibit A, hereto, “Siliconix Commissions Received from or Paid to Sales Subsidiaries” is over $100 million. Siliconix was receiving positive payments from the sales subsidiaries for the sale of other companies’ products averaging over $8 million per year before their misappropriation by Vishay. Siliconix has been paying an average of over $15 million per year to Vishay after the misappropriation.

103.         On information and belief, the consideration paid to VAPL and Siliconix for the purchase of VAPL and for the interest of Siliconix for Vishay Japan KK was less than the fair market value, was known by defendants to be less than market value at the time those transactions occurred, and did not conform to the required corporate formalities or to reasonable business judgment. More specifically, Vishay transferred those sales subsidiaries to itself at “book value,” even though no reasonable businessmen dealing at arms length would transfer sales agencies at book value. Because the primary asset of sales agencies is their relationships with customers, book value represents only a small fraction of what such sales agencies are worth in an arms length transaction between a reasonable buyer and a reasonable seller. Further, Vishay received another substantial benefit from acquiring the sales subsidiaries by using them to cross-sell Vishay products to Siliconix’s existing and potential customers, a benefit for which Siliconix was never compensated.

104.         On information and belief, the reporting of the VAPL and Vishay Japan KK transactions, at the behest of defendants and through defendants’ control of Siliconix misrepresented those transactions by setting forth misleading statements about those transactions and failing to disclose facts material to the transactions, all for the purpose of hiding the fact that consideration paid to VAPL and Siliconix for the purchase of VAPL and for the interest of Siliconix in Vishay Japan KK was less than fair market value.

B.            Vishay Took Siliconix’s SAP Software System With No
Compensation for Siliconix.

105.         In mid-1999 Vishay asked a major consulting firm to make an estimate on the cost of installing what is known as a SAP system in all of Vishay’s subsidiaries, including Dale, Sprague, etc. A SAP system is a complicated combination of computer, telecommunications, and internet hardware and software designed so that a company and other interested parties can track all manner of company activities, including information regarding human resources, supply chain, customer relations, and financial accounts. Vishay obtained a cost estimate to acquire and implement a SAP system in excess of $40 million. Vishay declined the estimate.

106.         Instead, Vishay formed a task force called the implementation team. One-third of the personnel came from Siliconix (the top manager for SAP was a Siliconix employee), and one-third from Telefunken and one-third from Vishay. The team essentially modified and expanded Siliconix’s pre-existing SAP system to become Vishay’s SAP system. In essence, Vishay piggy-backed on the time, effort, and capital invested by Siliconix to pay license fees to the SAP software provider on a per-seat basis, as if Vishay were Siliconix, rather than developing its own SAP system from scratch, as Siliconix did. On information and belief, Vishay did not compensate Siliconix for the use of these assets. Thus, Vishay misappropriated the SAP system asset of Siliconix, an asset worth at least $40 million dollars, if sold to Vishay at arms’ length.

C.            Vishay Used Siliconix’s Assets as Security for Vishay’s Loans
Without Compensation to Siliconix.

107.         Vishay had a line of credit which allows it to access approximately $660 million in borrowing. On June 1, 1999, defendants exerted their control of Siliconix to compel Siliconix to become one of the parties whose assets are pledged to guarantee Vishay’s line of credit, thus rendering Siliconix jointly and severally liable if Vishay were unable to repay the loan in whole or part. The loan terms and conditions were based on consolidated financial statements using generally accepted accounting principles. (Siliconix’s financial statements are consolidated with Vishay’s.)

108.         Thus, Vishay benefitted from Siliconix’s profits and cash balances in obtaining a loan with lower interest rates and greater borrowing capabilities. These loan conditions are set forth in Vishay’s financial statements under long term debt. Reference is made in the financial statements to guarantees by significant subsidiaries. However, a corresponding footnote referencing the guarantees does not appear in Siliconix’s financial statements, even though both companies are audited by defendant Ernest and Young.

109.         Making Siliconix a guarantor of Vishay’s loans poses a significant risk to Siliconix. Were Vishay to make a large acquisition that failed, Siliconix would be liable for all or part of the loans under the agreement even though it did not benefit. Previously, Vishay has stated that Siliconix benefitted from this arrangement because it could have borrowed on the line of credit. Siliconix has approximately $320 million in cash on hand, however, and thus had no need to borrow on any line of credit. The only benefit from the arrangement flowed to Vishay.

110.         On information and belief, Vishay’s reporting of the Siliconix commitment of its assets for the line of credit of Vishay, at the behest of defendants and through defendants’ control of Siliconix, misrepresented those events by setting forth misleading statements about those events and failing to disclose facts material to the transactions. This was done for the purpose of hiding the fact that Vishay derived very large economic benefit from the commitment of the assets of Siliconix for Vishay to obtain the line of credit. Siliconix derived little or none.

111.         Further, Vishay operates the former Siliconix sales subsidiaries in a way that puts Siliconix’s sales revenue at risk. Specifically, when a customer places an order with the Vishay sales subsidiary for a Siliconix product, the sales subsidiary recognizes the revenue immediately and enters an intercompany loan from Siliconix for nearly that amount, less commission and other items. This remains an intercompany loan until the revenue is actually received from the customer. Customers typically pay for these products in approximately 90 days. During that time, if Vishay or its sales subsidiaries were to default, creditors would have rights to that money before Siliconix, since it is identified as Vishay revenue and the intercompany loan from Siliconix to Vishay would be effectively subordinated to the debt. Because Siliconix makes approximately $350 million in annual sales through this mechanism, at any one time there is approximately $60 million in revenue generated by the sale of Siliconix products and rightfully belonging to Siliconix, which is available to Vishay’s creditors in the event of a default by Vishay.

D.            Vishay Misappropriated Siliconix’s Identity.

112.         Vishay has generally misappropriated Siliconix’s separate identity in a number of ways. It has placed persons on Siliconix’s Board of Directors who have loyalty to Vishay and individuals affiliated with Vishay. It has treated Siliconix’s assets as Vishay’s assets on consolidated financial statements. It has even marketed Siliconix under the name Vishay, as if Siliconix were merely a portion of Vishay. Specifically, Siliconix products are marketed as the “Vishay Siliconix” brand and sold by Vishay personnel and Vishay subsidiaries taken from Siliconix. Vishay’s literature explicitly refers to Siliconix as one of Vishay’s brands, rather than as an independent, publicly traded company. Vishay has even removed the landmark “Siliconix, Inc.” sign which was a prominent fixture for decades along the east side of the Bayshore Highway, Highway 101, at the Montague Expressway and replaced it with a “Vishay” sign.

E.             Vishay Misappropriated Siliconix Testing Equipment and
Located it in Israel to Benefit Vishay.

113.         Prior to 2001, Siliconix’s assembly and test facilities were located in China and Japan. In 2001, Siliconix had studied possibly expanding its assembly and test capacity and concluded that locating the expansion in East Asia would be the most cost-effective approach.

114.         Vishay, however, receives monetary grants from an Israeli business development agency for conducting projects in Israel, as long as certain employment figures and other indicia of activity are met. The amount of activity required to satisfy these indicia increases over time to ensure that the grants go to businesses that are expanding in Israel. In 2000 and 2001, Vishay was having difficulty meeting these indicia and there was a threat that the Israeli agency would withhold $15 million in grants.

115.         In response, Vishay compelled Siliconix into funding an assembly and test facility in Israel inside a Vishay building. The employees and activities there were credited by the Israeli government towards Vishay’s activity indicia and grants. Siliconix never reported any grant income from the facility. Rather, Siliconix bears the higher costs it must pay from operating its assembly and test facility there instead of in a more cost-effective location.

F.             Vishay Used Siliconix to Save Vishay’s Israeli Credits.

116.         Again, in 2003, the Israeli agency threatened to withhold grants or require the repayment of credits made to Vishay. At December 31, 2003, Vishay’s balance sheet reflected $27.7 million in deferred grant income from the Israeli agency. On December 31, 2003, Siliconix announced the signing of a $200 million deal with Tower Semiconductor in Israel for the Israeli manufacture of semiconductor wafers.  Because Tower was nearly bankrupt, Siliconix had to advance $20 million to Tower in the third quarter of 2004. In 2004 Vishay announced that its differences with the Israeli agency over credits and grants had been resolved. The Tower deal was not in the best interests of Siliconix because of the high cost of wafer production in Israel. The Tower deal was in the interests of Vishay and Siliconix received no compensation from Vishay for the deal.

G.            Vishay Misused Siliconix Patents to Help it Acquire General Semiconductor.

117.         In January 2001, Vishay attempted to acquire a company known as General Semiconductor. That company had announced that it was entering into the business of producing MOSFETs to compete with Siliconix in the power management business. Eventually, Vishay offered to exchange one share of newly issued Vishay stock for every two shares of outstanding General Semiconductor stock, but General Semiconductor rejected that offer as way too low.

118.         After General Semiconductor rejected Vishay’s offer, Zandman made a public statement that Vishay’s subsidiary, Siliconix, would not take lightly patent infringement by General Semiconductor. Vishay then caused Siliconix to sue General Semiconductor for patent infringement. In Exhibit B to this complaint, the answer filed by General Semiconductor to Siliconix’s complaint, General Semiconductor stated that the lawsuit was merely a tactic to pressure General Semiconductor to agree to merge with Vishay and that “Siliconix was the catspaw of Vishay.”

119.         After the initiation of the lawsuit by Siliconix against General Semiconductor, other suitors bid on General Semiconductor. But those bids were subject to terminating the Siliconix litigation, an event which General Semiconductor did not control. General Semiconductor finally agreed to be acquired by Vishay, subject to not receiving a higher bid from outside parties. However, the agreement reached between Vishay and General Semiconductor as part of this arrangement required that any higher outside bidder would have to pay Vishay $22.5 million as a so-called “break-up fee.” Any other bidder would thus not only be required to pay the break-up fee to Vishay, but would also incur legal costs and some uncertainties regarding the Siliconix patent infringement suit. This arrangement had the effect of driving away other potential bidders for General Semiconductor. The “break-up” fee of $22.5 million is an absolute floor on the value of Vishay usurped from Siliconix in the General Semiconductor deal.

120.         Eventually, General Semiconductor had no choice but to merge with Vishay, as no other suitable bidder was willing to purchase General Semiconductor subject to the break-up fee and the Siliconix patent litigation. Consequently, Vishay purchased General Semiconductor and directed Siliconix to dismiss the patent infringement suit, which Siliconix did. Throughout the pendency of the patent infringement litigation, Siliconix paid for the attorney’s fees and expenses of prosecuting the suit, but received no benefits from its dismissal. Rather, the benefits of the action, in terms of coercing General Semiconductor to agree to be acquired by Vishay, redounded solely to Vishay’s benefit.

121.         Vishay admitted in a joint proxy statement that one of the benefits to Vishay and General Semiconductor of the merger was that they would develop MOSFET technology, which necessarily would compete with Siliconix MOSFET technology and which might well constitute infringements upon Siliconix patents. Siliconix has not challenged this. It is thus clear that Vishay intended to infringe Siliconix’s patents, secure in the knowledge that it would not allow Siliconix to sue in return.

H.            Vishay’s CEO Zandman Misappropriated Siliconix’s Patents

122.         Since the acquisition of Siliconix by Vishay, three patents have issued to Vishay, listing Zandman as co-inventor along with two Siliconix employees. (Patent Nos. 6,316,287, 6,441,475 and 6,562,647). These two Siliconix employees had extensive expertise and prior art in the areas where the patents were issued. Zandman did not discover the novel aspects of the patents himself. In fact, those items were invented by Siliconix employees as part of their work at Siliconix, for whichthey were compensated by Siliconix. Zandman exerted his authority as head of Vishay to compel Siliconix to have the patents applied for by Vishay rather than Siliconix and to list him as a co-inventor, thus diverting to Vishay and Zandman this important intellectual property that should belong to Siliconix.

123.         Zandman’ s employment contract with Vishay provides that, as a retirement benefit, he shall receive five percent (5%) of the gross revenues received by Vishay which are derived from the sale of any products that incorporate Zandman’s inventions. Neither this arrangement nor any similar arrangement was afforded to nor enjoyed by any employee at Siliconix.

124.         The misappropriation of the Siliconix patents by Zandman was only a part of Zandman’s use of Siliconix assets directly or indirectly for his benefit or for Vishay’s benefit and not for Siliconix. Vishay had given Zandman large options for Vishay stock. In 1995, out of approximately 15,000 Vishay employees only 6 Vishay personnel received stock options. Zandman took 47.8% of those options. In 1997 Zandman took 36% of the Vishay options. Siliconix employees were not offered Siliconix stockoptions after Vishay’s take over in 1998. Only key employees (e.g. director level and above) received modest options which were for Vishay stock and which vested over five (5) years. In 2000, with Siliconix liable on Vishay’s 1999 Credit Line and relying heavily on Siliconix’s financial resources, Zandman received $23.3 million in compensation from Vishay, making him the 39th highest paid electronics executive, according to Electronics Business Magazine.

125.        Patent enforcing activity at Siliconix dropped precipitously after the Vishay acquisition. Siliconix now has over 200 patents for which there is no reported license revenue. For example, virtually all discrete power device manufacturers have announced Trench MOS products, but Siliconix has undertaken no response to protect its intellectual property rights in response to these apparent infringing products.

FIRST CAUSE OF ACTION

(Shareholder’s Derivative Action)

(Breach of Fiduciary Duty; Waste of Corporate Assets)

126.         Plaintiffs refer to, and by that reference incorporate and reassert in the present cause of action each of the allegations contained in paragraphs 1 through 125 of this first amended complaint.

127.         Each of the defendants, at the time of the abovementioned acts of defendants, owed a fiduciary duty to Siliconix, in that the defendants were either (a) the majority shareholder of Siliconix or the entity that controlled the majority shareholder of Siliconix, (b) directors of Siliconix, or (c) those working with Vishay to effectuate all or some of the misconduct alleged above. Further, defendants each conspired with the other to undertake the misconduct alleged above as overt acts in furtherance of Vishay’s scheme to treat Siliconix as if it were a wholly owned subsidiary of Vishay.

128.         The abovementioned actions by defendants constituted a breach of defendants’ fiduciary duties to Siliconix and a waste of corporate assets of Siliconix.

129.        As a proximate result of that breach and that waste, Siliconix suffered damages in an amount subject to proof at trial but in any case greater than the jurisdictional minimum of this court.Siliconix has also been damaged in a particular manner. As it stated in 2003 and since then, its profits have been less than they otherwise would have been because they have been capacity constrained from producing the optimal quantities of products. If Siliconix’s assets had been used in Siliconix’s interest, rather than in Vishay’s, they would have been used to finance expansion of Siliconix’s production capacity to avoid this capacity constraint.

130.        Defendants committed that breach deliberately, without regard for the rights or interests of Siliconix and with the intention to injure Siliconix. Siliconix is therefore entitled to recover from defendants, on behalf of Siliconix, exemplary damages in an amount sufficient to punish defendants and to deter defendants from engaging in similar wrongful conduct in the future.

131.        Plaintiffs bring this cause of action on behalf of Siliconix.

132.        On August 12, 2002, plaintiff Proctor informed the board of directors of Siliconix of the ultimate facts of the first and second causes of action in the original complaint and in this first amended complaint by delivering to the board a true copy of the original complaint in this action, containing the said causes of action that plaintiff Proctor then proposed to file.

133.         The Siliconix Notice of Annual Meeting of Shareholders and Proxy Statement for the 2003 Shareholders’ meeting was issued on May 9, 2003. Representatives of the minority shareholders of Siliconix attended the Siliconix Shareholders’ meeting on June 12, 2003 and continued their attempt to secure corrective action from the board of directors of Siliconix or to secure their cooperation in prosecuting this action. Their efforts were to no avail.

134.         The Siliconix minority shareholders continued this process through a series of written communications with the Siliconix Board of Directors on June 17, 2003, June 23, 2003, June 24, 2003, July 3, 2003, July 8, 2003, July 10, 2003, July 14, 2003, July 18, 2003, July 22, 2003 and July 30, 2003. In these communications, representatives of the minority shareholders of Siliconix continued their attempt to secure corrective action from the board of directors of Siliconix or to secure their cooperation in prosecuting this action. Their efforts were again to no avail. Copies of these communications are attached hereto as Exhibit C.

135.         In the Fall of 2003, the Securities & Exchange Commission was in the process of making major changes in the regulations for corporate governance, in the wake of the corporate scandals of 2001- 2003 in the United Slates. These changes were important to the process of Siliconix minority shareholders in obtaining detailed information regarding the Vishay/Siliconix transactions in question and seeking to obtain corrective action.

136.        Following up on these changes, on January 9, 2004, the minority shareholders of Siliconix submitted to Siliconix a “Shareholder Proposal for Siliconix, Inc., Pursuant to S.E.C. Rule 14a-9.” A true copy of this Shareholder Proposal is attached hereto as Exhibit D. The Shareholder Proposal was rejected by the board of directors of Siliconix, who sought and received a no action letter from the S.E.C. on certain limited aspects of the shareholder proposal on March 1, 2004.

137.        The Siliconix Audit Committee failed to discharge its duties to protect the company’s assets from Vishay’s misconduct. The Audit Committee was comprised of Mark Segall, Tim Talbert and Christine Heiss. At least two of these Directors knew, or should have known, that Siliconix guaranteed Vishay’s line of credit. Yet they failed to protect the company’s assets.

138.         Mark Segall was an attorney with Kramer, Levin when Vishay purchased TEMIC. He was directly involved in drafting the loan documents and securing the line of credit that was used to acquire TEMIC. His name appears on various S.E.C. documents as representing Vishay. Accordingly, his knowledge of the guarantees is indisputable.

139.         Tim Talbert was a banking officer with Comerica Bank, the primary lender and agent for Vishay throughout the eighties. He was directly involved with the acquisition of Dale Electronics in 1985. Zandman praised him in Zandman’s book as a tireless banker on behalf of Vishay. He is now a vice president with a large leasing company and certainly knows how to leverage assets through loans and guarantees.

140.         Ernst and Young’s allegiance to Vishay has affected its good judgment. Its failure to disclose a major loan guarantee is certainly negligence. It obviously knew about the guarantee because Ernst and Young’s Pennsylvania office, which audits Vishay, makes reference to loan guarantees by significant subsidiaries. The audit statement does not reveal which subsidiaries are the guarantors. However, a review of the S.E.C. filings reveals that Siliconix is in fact a guarantor and a permitted borrower.

141.        Plaintiffs did not make any further effort to secure action from the board of directors of Siliconix in prosecuting this action other than what is alleged herein because any such effort would have been futile. That futility flows form the following facts: (a) this action alleges damages to Siliconix as a result of the wrongdoing of Vishay, its owners, and its executives; (b) the overwhelming majority of the members of the board of directors of Siliconix are, as set forth above, either executives of Vishay, employees of Vishay, fiduciaries of Vishay, closely associated with Vishay, and/or financially or professionally beholden to Vishay; and (c) the overwhelming majority of the board of directors of Siliconix are therefore subject to irreconcilable conflicts in any dispute between Siliconix and Vishay and could not reasonably be expected to approve or support a suit alleging wrongdoing by Vishay, its owners, or its executives even if that suit would plainly benefit Siliconix. On information and belief, from August 12, 2002, through the date of this first amended complaint, the board of directors of Siliconix has taken no action whatsoever to correct the wrongful actions alleged herein or to assist in prosecuting this action on behalf of Siliconix.

142.         Siliconix requests that the Court grant it the following particular relief with regard to the transfer of the Siliconix’s sales subsidiaries to Vishay. (a) Vishay shall restore to the sales subsidiaries any distributions or considerations (including but not limited to dividends and services received by Vishay at below market prices). (b) The ownership of the sales subsidiaries shall be restored to Siliconix in exchange for the repayment by Siliconix to Vishay of the purchase price of the Sales Subsidiaries plus imputed interest on such amounts from the date of transfer to the date of restoration.

143.         If plaintiffs are successful in this action, a substantial benefit will result to Siliconix, on whose behalf this action is prosecuted, and plaintiffs are therefore entitled to recover from reasonable costs and attorney fees incurred herein.

SECOND CAUSE OF ACTION

(Class Action)

(Breach of Fiduciary Duty)

144.        Plaintiffs refer to, and by that reference incorporate and reassert in the present cause of action each of the allegations contained in paragraphs 1 through 143 of this first amended complaint.

A.           Class Action Allegations.

145.         The class which plaintiffs Proctor, Brooks, Donovan and Needles seek to represent in this action is comprised of, and defined as follows:

146.        All individuals or legal entities who held a legal or beneficial interest in Siliconix stock at any point from March 2, 1998, through the present other than defendants’ or any corporate affiliate of any defendant and other than any official or employee of the California Superior Court.

147.         It should be noted that this class consists of the minority shareholders of Siliconix because defendants’ hold approximately 80.4% of those shares.

148.         Plaintiffs reserve the right to modify the definition of the class after further discovery. This action is brought and may properly be maintained as a class action pursuant to Cal. Civ. Proc. Code § 382 and Cal. Civ. Code § 1781. Upon application by plaintiff’s counsel for certification of the class, the court may be requested to utilize and certify subclasses in the interests of ascertainability, manageability, justice and/or judicial economy.

149.         This class in this case is easily ascertainable. Whether a person held legal or beneficial interest in Siliconix stock can be determined from objective, documentary sources of information. Specifically, the identities of such stockholders can be ascertained from Siliconix records and the records of companies who keep track of stock ownership.

150.         The number of persons within the class is great, believed to be approximately six hundred persons dispersed throughout the world. It is, therefore, impractical to join each member of the class as a plaintiff. Accordingly, utilization of the class action mechanism is the most economically feasible means of determining the merits of this litigation.

151.        Plaintiffs’ claims are typical of the claims of the members of the class, and their interests are consistent with, not antagonistic to, those of the class members they seeks to represent. The plaintiffs and all members of the class face irreparable harm arising out of defendants’ common course of conduct as complained of herein.

152.         Plaintiffs have no interests which are adverse to, or which conflict with the interests of the members of the class and is able to fairly and adequately represent and protect the interests of such class. Plaintiffs have raised claims of the type reasonably expected to be raised by members of the class and will vigorously pursue those claims. If necessary, plaintiffs may seek leave of the court to amend this complaint to include additional class representatives to represent the class. Plaintiffs are represented by experienced, qualified and competent counsel who are committed to prosecuting this action.

153.         Common questions of fact and law exist as to all members of the class that predominate over any questions affecting only individual members of the class. These common legal and factual questions, which do not vary among class members, and which may be determined without reference to the individual circumstances of any class member include, but are not limited to, the following:

(a)           whether defendants’ owned fiduciary duties toward Siliconix’s minority shareholders;

(b)           whether defendants’ breached their fiduciary duties toward Siliconix’s minority shareholders;

(c)           whether Siliconix’s sales subsidiaries were misappropriated by Vishay at a ridiculously undervalued price;

(d)           whether Vishay overcharges Siliconix for use of Siliconix’s former sales subsidiaries;

(e)           whether Vishay took Siliconix’s SAP system for virtually no compensation;

(f)            whether Vishay used Siliconix’s cash and other assets to secure loans to Vishay at no benefit, and indeed to the detriment of Siliconix;

(g)           whether Vishay stole Siliconix’s identity generally;

(h)           whether Vishay misappropriated Siliconix’s test equipment and located it in Israel;

(i)            whether Vishay misused Siliconix’s patents to acquire General Semiconductor for itself;

(j)            whether Vishay’s CEO misappropriated Siliconix patents; and

(k)           whether each of the other defendants are responsible in some manner for the specified misconduct.

154.         Defendants have engaged in breaches of fiduciary duty, waste, and other tortious conduct which has affected the class, thereby making appropriate final and injunctive relief or corresponding declaratory relief with regard to the members of the class as a whole, as requested herein. Likewise, defendants’ conduct as described above is unlawful, continuing and capable of repetition and will continue unless permanently restrained and enjoined by the Court.

155.         There is no plain, speedy, or adequate remedy other than by maintenance of this class action because, on information and belief, the amount of monetary recovery to which each member of the class is entitled, viz., the diminution in the value of his, her or its shares of Siliconix stock as a proximate result of the wrongful acts of defendants set forth herein, is small relative to the likely costs of the litigation, making it economically unfeasible for each member of the class to pursue the claims set forth herein on an individual basis. There would thus be a failure of justice, but for the maintenance of the present class action.

156.         Each of the defendants owes a fiduciary duty to plaintiffs and to other members of the class, all of whom are minority shareholders of Siliconix, in that the defendants are either (a) the majority shareholder of Siliconix or (b) an entity that controls the majority shareholder of Siliconix.

157.         As a proximate result of the breaches of those fiduciary duties, and waste plaintiffs and other members of the class suffered damages in the form of diminution in the value of their respective shares of Siliconix stock. The monetary amount of those damages is subject to proof at trial but is in any case greater than the jurisdictional minimum of this court.

158.         Defendants’ misconduct was specifically designed to prejudice the classes’ rights as minority shareholders in that the misconduct was designed to and had the effect of allowing Vishay to act as if Siliconix was a wholly owned subsidiary of Vishay, and thus Vishay effectively appropriated the entire value of Siliconix to itself, effectively converting much of the value of the class members right to their minority interest in Siliconix.

159.         Defendants committed their breaches of fiduciary duty and waste deliberately, without regard for the rights or interests of plaintiffs and of other members of the class, and with the intention to injure plaintiffs and other members of the class. Plaintiffs and other members of the class are therefore entitled to recover from defendants exemplary damages in an amount sufficient to punish defendants and to deter defendants from engaging in similar wrongful conduct in the future.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray judgment against defendants as follows:

A.            For an order granting the following particular relief with regard to the transfer of the Siliconix’s sales subsidiaries to Vishay: (a) Vishay shall restore to the sales subsidiaries any distributions or considerations (including but not limited to dividends and services received by Vishay at below market prices) (b) The ownership of the sales subsidiaries shall be restored to Siliconix in exchange for the repayment by Siliconix to Vishay of the purchase price of the Sales Subsidiaries plus imputed interest on such amounts from the date of transfer to the date of restoration;

B.            On plaintiffs’ first cause of action, compensatory damages to be paid by defendants to Siliconix in an amount subject to proof at trial but in any case greater than the jurisdictional minimum of this court;

C.            On plaintiffs’ first cause of action, exemplary damages to be paid by defendants to Siliconix in an amount sufficient to punish defendants and to deter defendants from engaging in future wrongful conduct similar to that set forth in this first amended complaint;

D.            On plaintiffs’ first cause of action, plaintiffs’ reasonable costs and attorney’s fees incurred herein, to be paid to plaintiffs by Siliconix;

E.             On plaintiffs’ second cause of action, an order certifying that the case may proceed as a class action;

F.             On plaintiffs’ second cause of action, compensatory damages to be paid by defendants to plaintiffs and other members of the class in an amount subject to proof at trial but in any case greater than the jurisdictional minimum of this court;

G.            On plaintiffs’ second cause of action, exemplary damages to be paid by defendants to plaintiffs and to other members of the class in an amount sufficient to punish defendants and to deter defendants from engaging in further wrongful conduct similar to that set forth in this complaint;

H.            On plaintiffs’ second cause of action, plaintiffs’ reasonable costs and attorney’s fees incurred herein, to be paid to plaintiffs out of any class recovery; and

I.              Such further and other relief the court deems just and proper under the circumstances.

Dated: January 10, 2005	HENNEFER & WOOD

By
James A. Hennefer

Attorneys for Plaintiffs